Mail Stop 6010

July 26, 2007

Sean Casey, M.D.
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway
Suite 200
Minnetonka, MN 55343

> **Re:** **Virtual Radiologic Corporation**
> **Amendment No. 3 to Form S-1 Registration Statement**
> **Filed July 2, 2007**
> **File No. 333-136504**

Dear Dr. Casey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the Entire Prospectus

1. We have reviewed your response to our comment 3 in our last letter and we note that you have resubmitted your February 8, 2006 correspondence on EDGAR with a revised redacted version of Exhibit A thereto. If you do not wish to file a non-redacted version of Exhibit A to your February 8, 2006 correspondence on EDGAR, please submit a request for confidential treatment for that information under Rule 83.

Use of Proceeds, page 31

2. Please revise the bullet point list to quantify the dollar amounts expected to be used for each identified purchase.

3. Additionally, explain the management and support services that you expect to provide to your customers. Explain how you intend to use the funds from this offering to expand these services. For example, will you need to invest in new equipment or technology?

Selected Consolidated Financial Data, page 35

4. Please revise your introductory paragraph to indicate the source of your statement of operations data for 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Stock-Based Compensation

Determination of Fair Value of Our Stock Options, page 47

5. We acknowledge your response to our previous comment 13. Please revise your disclosure to state, if true, that the income and market approach methodologies discussed were used to determine enterprise value. Please revise your disclosure to clearly indicate the method used to allocate enterprise value determined in your valuations between preferred and common stock.

6. On page 49 you disclose that the increase in the discount factor applied in your valuation of Series A preferred stock and common stock at both December 31, 2006 and March 31, 2007 is the primary cause of the decrease in valuation of these equity securities at these dates. Although the reinstatement of a discount factor at December 31, 2006 appears to explain most of the decline in value of your preferred and common stock from September 30, 2006 through December 31, 2006, the reduction of the discount factor from 15% at December 31, 2006 to 14% at March 31, 2007 does not explain the apparent decline in fair value of your Series A preferred stock and common stock for the same period of 9.3% and 9.5%, respectively. Please revise your disclosure to explain the material changes in underlying factors from December 31, 2006 to March 31, 2007 causing the decline in the valuation of your equity securities under both the income approach and the market approach.

Operating Costs and Expenses, page 52

7. Please revise the discussion of professional services to quantify the increase in cash compensation expense and the decrease in the non-cash stock-based compensation.

Management, page 84

8. Item 401 (e) requires a discussion of the business experience during each of the past five years. Please revise the discussions relating to Richard Jennings, George Frisch, Eduard Michel, Nabil El-Hage and Andrew Hertzmark to provide all applicable dates.

Compensation Discussion and Analysis, page 89

9. In this discussion, you refer to a "2007 Executive Bonus Plan." This plan does not appear to have been filed as an exhibit to the registration statement. Please include it in your next pre-effective amendment.

10. We note your statement that Messrs. Marlow and Frisch were granted options to purchase 48,000 and 30,000 shares of common stock with an exercise price that is equal to the fair market value as of the effective date of the agreement. Please revise to disclose the exercise price and explain how the fair market value was determined. Similarly, revise the discussions of the options granted to Messrs. Kill and Jennings on page 93 and the options granted to Messrs. El-Hage, Hertmark, Jennings and Nigon on page 103.

Executive Compensation, page 95

11. Please clarify which terms described in the sections entitled "Employment Agreements with Certain Executive Officers" on page 97 and "Potential Payments Upon a Termination - Employment Agreements with Other Executive Officers" on page 101 relate to the employment agreements effective prior to April 1, 2007 and which terms are effective as of April 1, 2007. As these sections are currently written, it is difficult to determine which terms are from the agreements effective April 1, 2007 and which terms are from the previous agreements.

12. In the section entitled "Employment Agreements with Certain Executive Officers" please include a discussion of the options to purchase shares of common stock which were granted in connection with the new employment agreements with Messrs. Marlow and Frisch.

13. In this section you reference a "Physician Agreement" with Dr. Michel. This agreement does not appear to have been filled as an exhibit to the registration statement. Please include it with your next pre-effective amendment.

Sean Casey, M.D.
Virtual Radiologic Corporation
July 26, 2007
Page 4

Certain Relationships and Related Party Transactions, page 107

14. Please revise the discussion of the stock purchase agreement with Generation
    Members Fund II LP and Generation Capital Partners VRP LP to disclose their
    affiliation with Messrs. Hertzmark and Jennings.

15. We note that you paid Assess IT $75,000 for its services in connection with hiring
    your new Chief Technology Officer. Please clarify that the owner of Assess IT
    became the new Chief Technology Officer.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-10

16. We acknowledge your response to our previous comment 16. Although you
    indicate that you have historically funded the losses of the Affiliated Medical
    Practices and expect to continue to fund the majority of their losses for the
    foreseeable future, you do not appear to specifically address the expected losses,
    i.e. the expected negative variability in the fair value of VIE net assets, under
    paragraph 8 of FIN 46R. Please revise your disclosure to specifically indicate that
    you consolidate the Affiliated Medical Practices because you will absorb a
    majority of the VIE's expected losses and/or receive a majority of the VIE's
    expected residual returns as a result of the pricing inherent in your management
    fees as stipulated in paragraph 14 of FIN 46R. Otherwise, please advise us why
    the requested disclosure is inappropriate in light of your evaluation documented in
    the memorandum provided in response to comment 58 of our October 11, 2006
    letter.

Revenue Recognition and Trade Accounts Receivable, page F-13

17. Please revise your disclosure here and in MD&A to disclose the magnitude of
    your allowance for sales credits. Please disclose why you issue sales credits for
    diagnostic reads that you have performed. Also, please revise your disclosure in
    MD&A to indicate the magnitude of any adjustments you made to prior period
    allowance estimates and indicate the impact on operations and liquidity of
    reasonably likely changes in your latest estimate as required by FR-72.

Recent Accounting Pronouncements, page F-17

18. Although you disclose that the adoption of FIN 48 did not have a material impact on your results of operations or financial position you do not appear to provide all the disclosures required in the period of adoption. Please revise your disclosure to provide the information requested below as outlined in Appendix A to the November 21, 2006 AICPA SEC Regulations Committee discussion document, as revised on February 6, 2007. Otherwise, please explain to us why disclosure of the following quantitative information is not warranted:
    * your policy for classification of interest and penalties;
    * the total amount of unrecognized tax benefits accrued as of January 1, 2007;
    * the total amount of unrecognized tax benefits as of January 1, 2007 that, if recognized, would affect the effective tax rate;
    * the total amount of accrued interest and penalties as of January 1, 2007;
    * the total amount and nature of uncertainties you reasonably believe will result in significant increases or decreases to unrecognized tax benefits within the calendar year 2007; and
    * the tax years that remain subject to examination by major tax jurisdictions.

Note 14: Subsequent Events, page F-35

19. Please disclose the exercise price of the options granted subsequent to March 31, 2007.

Exhibits

20. We note that Exhibit 10.55, the Physician Agreement, dated as of May 2, 2005, by and between Virtual Radiologic Professionals, PLC and Sean Casey, M.D., does not contain the list of states which Exhibit B of that agreement states is attached. Please re-file this agreement with the list of states. Alternatively, if you believe this list contains confidential information, please submit a confidential treatment request for this portion of the agreement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Daniel Rubino
        Willkie Farr & Gallagher, LLP
        787 Seventh Avenue
        New York, NY 10019
        F: 212-728-8111